Exhibit 4.5
FORM OF LICENSE AGREEMENT
     THIS AGREEMENT (“Agreement”) is made the                      day of                     , 2007, by and among BROOKSHIRE RAW MATERIALS GROUP INC., a company incorporated under the laws of Ontario (the “Licensor”), Brookshire Raw Materials Management, LLC (in such capacity, the “Managing Owner”) and BROOKSHIRE RAW MATERIALS (U.S.) TRUST, a statutory trust established under the Delaware Statutory Trust Act on behalf of each Fund (as defined below) (the “Trust”; and together with the Managing Owner, the “Licensees”) pursuant to the Amended and Restated Declaration of Trust and Trust Agreement of the Trust dated                      ___, 2007 (the “Trust Agreement”). Capitalized terms not defined in this Agreement have the meanings given to such terms in the Trust Agreement.
WHEREAS
     1. Licensor has developed the Brookshire™ International Raw Materials Index and certain related indices (collectively, “BIRMI”), as well as trading methodologies and additional intellectual property related thereto.
     2. The Managing Owner, a wholly owned subsidiary of Licensor, has established the Trust for the purpose of engaging in the speculative trading of a diversified portfolio of futures and forward contracts designed to approximately replicate the related index in the BIRMI.
     3. The Managing Owner desires to offer Units to prospective subscribers, as set forth in the draft registration statement filed with the United States Securities and Exchange Commission on Form S-1 for the Trust and the Funds (the “Registration Statement”).
     4. In connection therewith, Licensor desires to license the BIRMI and certain other intellectual property to Licensees on a non-exclusive basis in the United States on the terms and conditions set forth in this Agreement.
     IN CONSIDERATION of the foregoing premises, and the mutual covenants and agreements set forth, the parties agree as follows:
     1. Grant of License; Delivery and Updating of Licensed Property
     (a) In consideration of the payment of the Management and Operating Fee pursuant to the Trust Agreement, and on the terms and subject to the conditions set forth in this Agreement, Licensor hereby grants to Licensees a royalty free, fully paid-up, non-exclusive, non-assignable, non-transferrable and non-sublicenseable license in the United States to the Licensed Property (the “License”) solely in connection with:
     (i) the trading of a diversified portfolio of futures and forward contracts by the Funds designed to approximately replicate the related index in the BIRMI;
     (ii) the posting of the performance of each index included in the BIRMI on the Trust’s website and otherwise providing information related to BIRMI and/or the Trust or any Fund to any Subscriber, prospective authority or governmental or regulatory authority;

     (iii) any other purpose reasonably related to or incidental to the foregoing
     ; provided, that (x) it is understood and agreed that the Trust and Funds may trade Commodities on various exchanges and markets within and outside the United States, and the limitation on the scope of usage of the License to the United States shall not affect where the Trust and the Funds can enter into trades with respect to Commodities and (y) each Fund is only receiving a License to the specific index, related trading methodology and other Fund-specific intellectual property applicable to such Fund, as set forth on Schedule 1(a).
     For purposes of this Agreement, the “Licensed Property” means (i) the BIRMI and each index contained therein, including any updates thereto delivered by Licensor to Licensee from time to time pursuant to Section 1(c) and (ii) trading methodologies designed to implement the BIRMI and each index contained therein.
     (b) On the terms and subject to the conditions set forth in this Agreement, Licensor hereby grants to Licensees a royalty free, fully paid-up, non-exclusive, non-assignable, non-transferrable and non-sublicenseable license in the United States to the Trademarks (the “Trademark License”) solely in connection with:
     (i) the purposes under Section 1(a) for which the Licensed Property can be utilized;
     (ii) as part of the name of the Managing Owner, the Trust and each Fund;
     (iii) marketing activities related to the Trust and the Funds; and
     (iv) any other purpose reasonably related to or incidental to the foregoing.
     For purposes of this Agreement, the “Trademarks” means “Brookshire,” “BIRMI” and any other trademarks owned from time to time by Licensor that Licensor may desire to Licensees hereunder.
     (c) Licensor shall from time to time deliver the Licensed Property to the Managing Owner on behalf of both Licensees. Without limiting the scope of the foregoing, Licensor shall provide to the Managing Owner on behalf of both Licensees an updated version of Licensed Property (i) as and when described in the Registration Statement and (ii) in any event, no less frequently than the timing in which Licensor provides similar information (including the BIRMI) to any other Person.
2. No Separate License Fee. Other than payment of the Management Fee pursuant to the Trust Agreement, there shall be no separate license or other fee due in respect of the license to the Licensed Property and Trademarks granted hereunder.
3. Restrictions on Usage of the Licensed Property. Except as expressly provided herein or as may be required pursuant to applicable Law, without the prior written consent of Licensor, each Licensee agrees that it shall not, directly or indirectly:

     (a) modify, alter, adapt, enhance, translate, reproduce, prepare derivative works from or otherwise create any database, report, compilation, abstract or other material derived from or based on the Licensed Property;
     (b) copy, reproduce, disclose, distribute, display publicly, sell, lease, sublicense or otherwise transfer or provide the Licensed Property (or any part thereof or rights therein), directly or indirectly, to any third party;
     (c) use the Licensed Property or any part thereof, in any manner, except as contemplated under this Agreement and for the purposes for which the Licensed Property has been provided by Licensor;
     (d) permit a Fund to use the Licensed Property applicable to another Fund; or
     (e) otherwise take any other action with respect to the Licensed Property or any part thereof inconsistent with this Agreement or Licensor’s proprietary rights in the Licensed Property.
4. Restrictions on Usage of the Trademarks
     Except as expressly provided herein, unless Licensee obtains the prior written consent of Licensor, each Licensee agrees that it shall:
     (a) use the Trademarks solely in the form specified from time to time to Licensee by Licensor;
     (b) not alter, modify or change the Trademarks in any manner, or use the Trademarks in combination with any other words or symbols, without Licensor’s prior written approval;
     (c) not use or display the Trademarks or any other trade names, trademarks or service marks of Licensor, or any mark confusingly similar to either of the foregoing, except as expressly authorized in this Agreement; and
     (d) not use or display the Trademarks, or any mark confusingly similar thereto, except as expressly authorized in this Agreement.
5. Additional Affirmative Covenants and Acknowledgements of Licensee
     (a) Quality Control. Each Licensee agrees that it shall adhere to all reasonable operating and advertising policies, standards and requirements, and such other quality standards that are established from time to time by Licensor in its reasonable discretion, applicable to the use of the Trademarks. Licensor reserves the right to specify the quality of the materials on which the Trademarks are displayed and to inspect samples of such materials. Licensor shall have the right to approve or reject any use of the Trademarks by each Licensee. Licensor shall be the sole judge of whether or not such Licensee has met or is meeting such standards of quality.

     (b) Acknowledgment of Ownership by Licensor. Each Licensee acknowledges that all right, title, interest and ownership in and to the Licensed Property and Trademarks belong to Licensor. The rights granted herein do not constitute a transfer or sale of the Licensed Property or Trademarks, and this Agreement does not provide any Licensee with title or ownership to the Licensed Property or Trademarks, but only a limited right of use. All rights not expressly granted herein are reserved by Licensor. Each Licensee must keep the Licensed Property and Trademarks free and clear of all liens, claims and encumbrances.
     (c) Goodwill. Each Licensee agrees to promote Licensor’s good reputation and to refrain from and avoid committing any act or deed which would in any way be, or appear to be, detrimental or reflect negatively on Licensor’s name and reputation in the United States, Canada or elsewhere.
     (d) Exploitation of License. Each Licensee agrees to use its reasonable commercial efforts to use the Licensed Property as specified in Section 1 and not for any other purpose whatsoever.
     (e) Validity of Licensed Property. Each Licensee agrees not to contest the validity of the Licensed Property or the Trademarks, or the right or title of Licensor to it, or to any process, trade secret or other intellectual property included in the Licensed Property, and not to aid others in doing so.
     (f) Legends. Each Licensee shall include all notices and legends with respect to the Trademarks as are, or may be, required by applicable Law or that may be requested by Licensor in order to protect Licensor’s rights in the Trademarks. Each Licensee agrees to comply with all applicable laws in connection with its usage of the Trademarks.
     (g) Improvements and Devices. Each Licensee agrees to assign and transfer to Licensor on its written demand any and all improvements to any of the Licensed Property made by such Licensee during the continuance of this Agreement, and to execute any and all papers necessary or proper to vest in Licensor title to all improvements.
     (h) Infringement. In the event that a Licensee becomes aware of any infringement or potential infringement of any of the Licensed Property or the Trademarks during the term of this Agreement, such Licensee shall promptly notify Licensor of such infringement or potential infringement. In the case of any infringement or potential infringement of any of the Licensed Property or the Trademarks, Licensor retains the sole right to sue any Person infringing or allegedly infringing such Licensed Property or the Trademarks. Each Licensee shall reasonably co-operate in such action at Licensor’s expense, except such co-operation shall be at Licensee’s expense to the extent that the Licensee or any of its agents is an alleged infringer in such action (to the extent permitted by Law).
6. Representations and Warranties of Licensor
     Licensor represents and warrants to each Licensee, solely as of the date of this Agreement, that (a) it is the owner of the Licensed Property and the Trademarks in the United States, (b) Licensor has full right and authority to grant the license to the Licensed Property and the Trademarks to Licensee granted hereunder and (c) to the knowledge of Licensor, usage of the

Licensed Property and the Trademarks as contemplated by this Agreement in the United States will not infringe any other Person’s proprietary rights.
7. Confidentiality
     (a) Confidential Information. “Confidential Information” includes but is not limited to (1) the Licensed Property and the information contained therein, (2) any processes, documentation, ideas, methods, designs, know-how, trade secrets and/or any information disclosed by Licensor to the Licensees pursuant to this Agreement; and (3) any other information or know-how which is designated in writing to be confidential or proprietary or should reasonably be understood to be confidential or proprietary, or if given orally, is designated at the time of disclosure as being disclosed as confidential or proprietary or should reasonably be understood to be confidential or proprietary. Confidential Information does not include information which (1) is in the public domain at the time of disclosure or becomes available thereafter to the public without restriction and not as a result of the act or omission of Licensees; (2) is rightfully obtained by a Licensee from a third party without restriction as to disclosure; (3) is lawfully in the possession of a Licensee at the time of disclosure and not otherwise subject to restriction on disclosure; or (4) is approved for release by written authorization of Licensor.
     (b) Nondisclosure. Confidential Information will remain the property of the owning or disclosing party, and the non-owning or receiving party will not be deemed by virtue of this Agreement or any access to the disclosing party’s Confidential Information to have acquired any license, right or interest in or to any such Confidential Information. Each party agrees: (i) to hold the disclosing party’s Confidential Information in strict confidence; (ii) to limit disclosure of the disclosing party’s Confidential Information to those of its personnel who are providing services in connection with the purposes set forth in Section 1 or Persons who otherwise have a need to know the information for the purposes of this Agreement or for the purposes set forth in the Prospectus; (iii) not to disclose any such Confidential Information to any third party, unless previously authorized in writing to do so by the disclosing party or if required by applicable Law; (iv) to use the disclosing party’s Confidential Information solely and exclusively in accordance with the terms of this Agreement in order to carry out its obligations and exercise its rights under this Agreement; (v) to afford the disclosing party’s Confidential Information at least the same level of protection against unauthorized disclosure or use as the non-owning or receiving party normally uses to protect its own information of a similar character, but in no event less than a reasonable level of protection given the nature of the Confidential Information in question; and (vi) to notify the disclosing party promptly of any unauthorized use or disclosure of the disclosing party’s Confidential Information and cooperate with and assist the disclosing party in every reasonable way to stop or minimize such unauthorized use or disclosure.
     (c) Compelled Disclosure. If a party receives a subpoena or other validly issued administrative or judicial notice requesting the disclosure of any other party’s Confidential Information, such party will promptly notify the other applicable party and, if so requested, will provide reasonable cooperation to the other applicable party in resisting the disclosure. Subject to its obligations stated in the preceding sentence, the non-owning or receiving party will be entitled to comply with any binding subpoena or other process to the extent required by law, but will in doing so make every effort (at the expense of the party who owns the Confidential Information) to secure confidential treatment of any materials it is compelled to disclose.

     (d) Return or Destruction of Information. Upon termination of this Agreement (either with respect to a party or in full), and except as and to the extent required by Law, (i) the party(ies) as to which this Agreement is being terminated shall promptly return to the other applicable party(ies) or destroy all written or other tangible manifestations of material containing Confidential Information of the other party(ies) (whether prepared by the other party(ies) or otherwise) (including any documents, memoranda, notes, analyses, studies and other writings prepared by or on behalf of such party(ies) based on the Confidential Information of the other party(ies)) which are in the possession of the first party as to which this Agreement is being terminated, and the first party shall certify such return or destruction in writing to the other party, (ii) no party shall not use the Confidential Information of the other party or any part thereof.
8. Term
     This Agreement shall come into full force and effect commencing on the date of the establishment of the Trust and shall continue in full force and effect until the earlier of:
     (a) (i) with respect to the Trust, the date of dissolution of the Trust and (ii) with respect to any Fund, the date of dissolution of such Fund; and
     (b) (i) with respect to the Trust, the date on which the Managing Owner ceases to be the managing owner of the Trust and (ii) with respect to any Fund, the date on which the Managing Owner ceases to be the managing owner of such Fund.
9. Termination
     (a) Licensor may terminate this Agreement by written notice to the applicable Licensee or a Fund, as the case may be, (i) if such Licensee or such Fund shall fail to do any of the acts or things by it agreed to be done at the times and in the manner provided or (ii) if such Licensee or Fund shall do any act or thing prohibited under the terms of this Agreement, and in either case such Licensee fails to cure such breach within 30 days of written notice from Licensor; provided, that the termination of this Agreement with respect to one Licensee or one Fund shall not affect the continuing effectiveness of this Agreement with respect to the other Licensee or any other Fund.
     (b) Licensor shall have the right to terminate this Agreement by written notice to a Licensee at any time on or after the filing by Licensee of an assignment in bankruptcy, or on or after such Licensee is either bankrupt or insolvent or after any adjudication or application for the reorganization, readjustment, or rearrangement of the business of such Licensee under any Law relating to bankruptcy or insolvency, or on or after the appointment of a receiver for all or substantially all of the property or assets of such Licensee, or on or after the making by such Licensee of any assignment or attempted assignment for the benefit of creditors, or on or after the institution by such Licensee of any proceedings for the winding-up of its business; provided, that the termination of this Agreement with respect to one Licensee shall not affect the continuing effectiveness of this Agreement with respect to the other Licensee.
     (c) Either Licensee shall have the right to terminate this Agreement, with respect to itself (or in the case of the Trust, with respect to one or more Funds), at any time at its convenience upon 30 days written notice to Licensor; provided, that the termination of this

Agreement with respect to one Licensee shall not affect the continuing effectiveness of this Agreement with respect to the other Licensee or any other Fund, as the case may be.
     (d) Upon the expiration or termination of this Agreement, (i) all rights and obligations under this Agreement of the parties or Fund as to which this Agreement is being terminated shall immediately terminate, including the license to the Licensed Property and the Trademarks granted hereunder pursuant to Section 1, (ii) each Licensee or Fund as to which this Agreement is being terminated shall immediately cease all use of the Trademarks and destroy all materials utilizing or containing the Trademarks and (iii) each Licensee or Fund as to which this Agreement is being terminated shall not thereafter use any name or mark that is confusingly similar to the Trademarks. Notwithstanding the foregoing, (i) Sections 5(b), 5(e), 5(g), 7, 9, 10 through 16 and 18 through 26 of this Agreement shall survive the expiration or termination of this Agreement and (ii) expiration or termination of this Agreement shall not relieve any party of liability for breaches of this Agreement occurring prior to the expiration or termination hereof.
10. Indemnity
     (a) Subject to Section 11, each party (the “Indemnifying Party”) shall indemnify, defend, and hold harmless in full the other parties and their officers, directors, employees and agents (collectively, the “Indemnified Parties”) and hold them harmless against any liability, deficiency, amounts paid in settlement, expense or cost (including reasonable costs of investigation, defense and legal fees and expenses) (collectively, “Losses”), that the Indemnified Parties may suffer, sustain or become subject to, as a result of (i) any claim alleging that any material furnished by the Indemnifying Party to the other parties pursuant to this Agreement misappropriates or infringes upon any patent, copyright, trademark, trade secret or other intellectual or proprietary right in the United States of any third-party, or (ii) any breach of, or failure to perform, any agreement or covenant of the Indemnifying Party contained in this Agreement. In addition, if any such misappropriation or infringement occurs, the Indemnifying Party, at its option, shall either (a) procure the right for the Indemnified Party to continue to use the infringing material (“Infringing Material”) in accordance with the terms hereof, or (b) replace or modify the Infringing Material so as to render it non-infringing.
     (b) The Indemnifying Party shall have no obligation under Section 10(a) to any Indemnified Party with respect to any claim of misappropriation or infringement of proprietary rights based upon any Indemnified Party’s modification of the material furnished and/or the combination of such material with data or materials not supplied by the Indemnifying Party, if such infringement would have been avoided without such modification or if use of the materials furnished by the Indemnifying Party independent of the data or materials supplied by the Indemnified Parties would not have caused the infringement.
     (c) Notwithstanding anything to the contrary in this Agreement, Licensor shall have no obligation under Section 10(a) to any Indemnified Party based on or related to any Licensee’s use, failure to use or manner of use, of the Licensed Property, including for any claim or demand by any third party (including any past, present or future Limited Owner) based on or related to any Licensee’s use, failure to use or manner of use, of the Licensed Property, except in the case of gross negligence, wilful misconduct or fraud on the part of Licensor. Each Licensee shall indemnify, defend, and hold harmless in full Licensor and its officers, directors, employees and agents against any Losses that Licensor or its Indemnified Parties may suffer, sustain or become subject to, as a result of such Licensee’s use of the Licensed Party, except in the case of gross negligence, wilful misconduct or fraud on the part of Licensor.
     (d) To the extent that the Managing Owner in its capacity as a Licensee is responsible for making any indemnification payments to Licensor or its Indemnified Parties pursuant to this Section 10 in connection with the Managing Owner’s use of Licensed Property or the Trademarks in connection with Managing Owner’s responsibilities in connection with the Trust or any Fund, then the Trust or the applicable Fund, as the case may be, shall be responsible for making such indemnification payments to Licensor or its Indemnified Parties on behalf of the Managing Owner to the extent that the Trust or the applicable Fund, as the case may be, would be responsible for indemnifying the Managing Owner or its Indemnified Parties pursuant to the Trust Agreement.
     (e) Indemnification Procedure. The Person(s) making a claim for indemnification under this Section 10 is/are referred to herein as the “Indemnified Party” and the Person(s) against whom such claims are asserted under this Section 10 is/are referred to herein as the “Indemnifying Party.” All claims by an Indemnified Party shall be asserted and resolved as follows:
     (i) In the event that (A) any claim for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party (a “Third Party Action”) or (B) any Indemnified Party hereunder should have a claim against any Indemnifying Party hereunder which does not involve a claim being asserted against or sought to be collected from it by a third party (a “Direct Action”), the Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim, specifying, to the extent then known to the Indemnified Party, the basis on which the claim for indemnification is made, the facts giving rise to or the alleged basis of the claim, and the amount (which may be estimated) of claim liability (a “Claim Notice”), together with a copy of the document (if any) by or in which the Third Party Action is commenced or asserted; provided, that any failure to give such notice shall not constitute a waiver of any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced as result of such delay or lack of detail.
     (ii) Within thirty (30) days after receipt of a Claim Notice, the Indemnifying Party may (A) by giving written notice thereof to the Indemnified Party, elect to assume the defense of such Third Party Action at its sole cost and expense or (B) object to the claim for indemnification set forth in the Claim Notice. The Indemnifying Party shall have the right to assume control of the defense of or settle or otherwise dispose of such Third Party Action on such terms as the Indemnifying Party deems appropriate; provided, however, that (x) the Indemnified Party shall be entitled, at its own expense (which such expense shall not be deemed to be a Loss), and without unreasonable interference with the actions of the Indemnifying Party, to participate in the defense of Third Party Actions, (y) the Indemnified Party shall not have the right to assume control of a Third Party Action if the Indemnified Party shall have been advised by counsel that, under applicable standards of professional responsibility, a conflict will arise in the event both the

Indemnified Party and the Indemnified Party are represented by the same counsel with respect to the Third Party Action, in which case such Indemnified Party shall have the right to be represented by separate counsel with respect to the matters to which the conflict pertains, and all Losses in connection therewith shall be reimbursed by the Indemnifying Party from time to time upon demand of the Indemnified Party; and (z) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement, compromise, admission or any acknowledgment of the validity of a Third Party Action or any liability in respect thereof, which consent shall not be unreasonably withheld; provided, that the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement that does not include a complete release of all claims against each Indemnified Party in respect of such Third Party Action and any related facts, circumstances or occurrences; and provided, further, that no consent of the Indemnified Party shall be necessary if the settlement, compromise, admission or any acknowledgment involves solely the payment of monetary damages that are paid by the Indemnifying Party.
     (iii) Unless the Indemnifying Party objects in writing to a Direct Claim within thirty (30) days after receipt of the Claim Notice, such Direct Claim shall be conclusively deemed to be a liability of the Indemnifying Party.
     (iv) In the event that a Person seeks indemnification in a Third Party Action covering both matters for which indemnification is and is not covered hereunder, such Person shall be indemnified only for the Losses covered hereunder.
     (v) None of the indemnifications contained in this Agreement shall be applicable with respect to default judgments, confessions of judgment or settlements entered into by a Person claiming indemnification without the prior written consent of the Indemnifying Party.
     (vi) This Section 10 (A) shall survive the termination of this Agreement and (B) sets forth Licensor’s complete liability with respect to infringement or intellectual property rights.
11. Limitation on Liability
     EXCEPT IN THE CASE OF GROSS NEGLIGENCE, WILFUL MISCONDUCT OR FRAUD ON THE PART OF LICENSOR, IN NO EVENT SHALL LICENSOR BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR TORT DAMAGES, INCLUDING WITHOUT LIMITATION ANY DAMAGES RESULTING FROM LOSS OF PROFITS OR LOSS OF BUSINESS ARISING OUT OF OR IN CONNECTION WITH ANY LICENSED PROPERTY FURNISHED BY LICENSOR, REGARDLESS OF WHETHER ANY SUCH LOSS OF DAMAGE ARISES FROM BREACH OF CONTRACT, BREACH OF WARRANTY, TORT, OR OTHERWISE AND EVEN IF THE OTHER PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR SUCH DAMAGE IS FORESEEABLE.

     EXCEPT IN THE CASE OF A THIRD PARTY ACTION, IN NO EVENT SHALL THE LIABILITY OF LICENSOR FOR DAMAGES ARISING FROM OR IN CONNECTION WITH THIS AGREEMENT EXCEED THE AMOUNT PAID BY THE TRUST TO THE MANAGING OWNER PURSUANT TO THE MANAGEMENT AND OPERATING FEE WITHIN THE PAST TWELVE MONTHS.
12. No Waiver/Modification
     (a) No failure or delay on the part of a party to exercise its right of termination or cancellation nor any default by a party shall be construed to prejudice any other party’s right of termination or cancellation for default or for any other subsequent defaults.
     (b) No waiver, alteration, modification or cancellation of any of the provisions of this Agreement shall be binding upon any party unless made in writing and signed by an authorized representative of such party. No course of dealing between the parties shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.
13. Notices
     Any notices and communications required or permitted under this Agreement shall be in writing and delivered to the parties’ addresses below.
To Licensor:
Brookshire Raw Materials Group Inc.
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9
Fax: 416-536-5833
To the Managing Owner:
Brookshire Raw Material Management, LLC
1000 Hart Road
Suite 210
Barrington, IL 60010
Fax: 416-536-5833
To the Trust:
Brookshire Raw Materials (U.S.) Trust
1000 Hart Road
Suite 210
Barrington, IL 60010
Fax: 416-536-5833
All notices, demands and other communications required to be given or delivered under this Agreement shall be in writing and will be deemed to have been given (a) when personally delivered, (b) when receipt is electronically confirmed, if sent by facsimile, telecopy or other electronic transmission device; provided, however, that if receipt is confirmed after normal business hours of the recipient, notice shall be deemed to have been given on the next business day; and provided, further, that if notice is given by email or other electronic transmission device, the sending party shall also simultaneously send a printed copy of such email or other electronic transmission via nationally recognized overnight courier, specifying next day delivery, (c) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery or (d) three (3) business days after being sent by registered or certified mail.
14. Binding Agreement; Succession and Assignment
     (a) This Agreement shall inure solely to the benefit of, and shall be binding upon, the Funds, the Trust, Licensor and Licensees (and solely with respect to indemnification or contribution, those persons and entities referred to in Section 10 who are entitled to indemnification or contribution), and their respective successors, and assigns, and no other Person (include any Limited Owner) shall have or be construed to have any legal or equitable right, remedy, or claim under or in respect of or by virtue of this Agreement or any provision herein contained.
     (b) This Agreement may not be assigned, novated or otherwise transferred by operation of law or otherwise by any Licensee without the prior written consent of Licensor.
15. Entire Agreement
     (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, whether written or oral, between the parties relating to the subject matter hereof and thereof.
     (b) The making, execution and delivery of this Agreement by Licensee have been induced by no representations, statements, warranties or agreement other than those expressed in this Agreement.
16. Laws and Jurisdiction
     This agreement shall be construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein, and the parties irrevocably attorn to the exclusive jurisdiction of the courts of Ontario with respect to disputes arising under this Agreement or relating to the interpretation, breach of termination hereof; provided, that any party may bring an action to enforce its rights pursuant to Section 19 whereever jurisdiction may be found.
17. Force Majuere
     Neither Party shall be liable for any delays in the performance of any of its obligations hereunder due to causes beyond its reasonable control, including, but not limited to, acts of terrorism, fire, earthquake, flood, acts of God, war, riots, insurrection, sabotage, acts of any civil or military authority, communication or utility failures, judicial action or order of a governmental entity, changes in the law, strikes, unavailability or shortages of labor, materials or equipment, failure or delay in delivery by suppliers or delays in transportation.

18. Several Obligations
     (a) The parties acknowledge that obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.
     (b) No Licensee shall be responsible to the other Licensee or its shareholders or Limited Owners for the performance of the liabilities or obligations hereunder of the first Licensee or the breach of or termination of this Agreement by the first Licensee.
19. Remedies and Injunctive Relief
     Each Licensee acknowledges and agrees that a violation by it of any of the covenants contained in Sections 1, 3, 4, 5 and/or 7 would cause irreparable damage to Licensor in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, the parties agree that, notwithstanding any provision of this Agreement to the contrary, Licensor shall be entitled (without the necessity of showing economic loss or other actual damage) to injunctive relief (including temporary restraining orders, preliminary injunctions and/or permanent injunctions) in any court of competent jurisdiction for any actual or threatened breach of any of the covenants set forth in Sections 1, 3, 4, 5 and/or 7 in addition to any other legal or equitable remedies it may have. The preceding sentence shall not be construed as a waiver of the rights that Licensor may have for damages under this Agreement or otherwise. No remedy conferred upon or reserved to Licensor in this Section 19 is intended to be exclusive of any other remedy and every remedy in this Section 19 shall be cumulative and in addition to every other remedy in this Agreement or now or hereafter existing at law, in equity or by statute.
20. Expenses
     Each party shall be responsible for all expenses incurred by it in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.
21. Severability
     Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. In addition, if any provision of this Agreement, for any reason, is declared to be unenforceable, the parties will substitute an enforceable provision that, to the maximum extent possible in accordance with applicable Law, preserves the original intentions and economic positions of the parties.
22. Counterparts
     This Agreement may be executed in as many counterparts as may be convenient or required, and a counterpart hereof, all of which shall collectively constitute a single agreement.

23. No Strict Construction
     The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.
24. Captions
     Section and paragraph captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, or extend or describe the scope of this Agreement or the intent of any provision hereof.
25. Limitation of Limited Owner Liability
     This Agreement has been made and executed by and on behalf of the Funds, Licensors and Licensee. The obligations of the parties set forth herein are not binding upon any of the Limited Owners individually but are binding only upon the assets and property identified herein. No resort shall be had to the assets of other Funds or the Limited Owners’ assets or personal property, for the satisfaction of any obligation or claim hereunder.
26. Subordination of Certain Claims and Rights
     Licensor agrees and consents (the “Consent”) to look solely to the applicable Fund (the “Contracting Fund”) and its assets (the “Contracting Fund Assets”) for payment. The Contracting Fund Assets include only those funds and other assets that are paid, held or distributed to the Trust on account of and for the benefit of the Contracting Fund, including, without limitation, funds delivered to the Trust for the purchase of Units in a Fund. In furtherance of the Consent, Licensor agrees that any debts, liabilities, obligations, indebtedness, expenses and claims of any nature and of all kinds and descriptions (collectively, “Claims”) incurred, contracted for or otherwise existing arising from, related to or in connection with the Trust and its assets and the Contracting Fund and the Contracting Fund Assets, shall be subject to the following limitations:
     (a) Except as set forth below, the Claims, if any, of Licensor (the “Subordinated Claims”) incurred, contracted for or otherwise existing, arising from, related to or in connection with the Contracting Fund and the Contracting Fund Assets and the assets of the Trust shall be expressly subordinate and junior in right of payment to any and all other Claims against the Trust and the Contracting Fund and any of their respective assets which may arise as a matter of Law or pursuant to any Contract; provided, however, that bona fide Claims of Licensor, if any, against the Contracting Fund shall be pari passu and equal in right of repayment and distribution with all other bona fide Claims against the Contracting Fund;
     (b) Licensor will not take, demand or receive from any Fund or the Trust or any of their respective assets (other than the Contracting Fund or its assets) any payment for the Subordinated Claims, except in accordance with this Section 26;
     (c) Subject to this Section 26, the Claims of Licensor with respect to the Contracting Fund shall only be asserted and enforceable against the Contracting Fund’s assets and the

Managing Owner and its assets, and shall not be asserted or enforceable for any reason whatsoever against the assets of any other Fund or the Trust generally;
     (d) If the Claims of Licensor against the Contracting Fund or the Trust are secured in whole or in part, Licensor hereby waives (under section 1111(b) of the Bankruptcy Code (11 U.S.C. § 1111(b)) any right to have any deficiency Claims (which deficiency Claims may arise in the event such security is inadequate to satisfy such Claims) treated as unsecured Claims against the Trust or any other Fund, as the case may be;
     (e) In furtherance of the foregoing, if and to the extent that Licensor receives monies in connection with the Subordinated Claims from a Fund or the Trust (or their respective assets) other than the Contracting Fund or the Managing Owner and their respective assets and except as permitted by this Section 26, the Licensor shall be deemed to hold such monies in trust and shall promptly remit such monies to the Fund or the Trust that paid such amounts for distribution by such Fund or the Trust in accordance with the terms hereof; and
     (f) The provisions of this Section 26 shall apply at all times notwithstanding that the Claims are satisfied, and notwithstanding that the agreements in respect of such Claims are terminated, rescinded or canceled.
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IN WITNESS WHEREOF the parties have set their hands and seals this date above-written. [Brookshire: Is it necessary as a Canadian law matter that this be sealed? If not, given that this will be filed with the SEC as an exhibit to the S-1, it would be preferable to remove the reference to sealing.]
SIGNED, SEALED AND DELIVERED

BROOKSHIRE RAW MATERIALS GROUP INC., (Licensor)	BROOKSHIRE RAW MATERIALS (U.S.) Trust (Licensee)

per:	per:

Schedule 1(a)

Fund	Licensed Property
Core USD Fund	BrookshireTM International Raw Materials Index, any trading methodologies related to such index and any other intellectual property related to the foregoing

Core CDN Fund	BrookshireTM International Raw Materials Index, any trading methodologies related to such index and any other intellectual property related to the foregoing

Agriculture USD Fund	BrookshireTM International Raw Materials Sub-Index Agriculture, any trading methodologies related to such index and any other intellectual property related to the foregoing

Agriculture CDN Fund	BrookshireTM International Raw Materials Sub-Index Agriculture, any trading methodologies related to such index and any other intellectual property related to the foregoing

Metals USD Fund	BrookshireTM International Raw Materials Sub-Index Metals, any trading methodologies related to such index and any other intellectual property related to the foregoing

Metals USD Fund	BrookshireTM International Raw Materials Sub-Index Metals, any trading methodologies related to such index and any other intellectual property related to the foregoing

Metals CDN Fund	BrookshireTM International Raw Materials Sub-Index Metals, any trading methodologies related to such index and any other intellectual property related to the foregoing

Energy USD Fund	BrookshireTM International Raw Materials Sub-Index Energy, any trading methodologies related to such index and any other intellectual property related to the foregoing

Energy CDN Fund	BrookshireTM International Raw Materials Sub-Index Energy, any trading methodologies related to such index and any other intellectual property related to the foregoing

Accelerated Core USD Fund	BrookshireTM International Raw Materials Sub-Index Accelerated, any trading methodologies related to such index and any other intellectual property related to the foregoing

Accelerated Core CDN Fund	BrookshireTM International Raw Materials Sub-Index Accelerated, any trading methodologies related to such index and any other intellectual property related to the foregoing